Mail Stop 3561

                                                          November 2, 2018

Via E-mail
Peng Yang
President and Director
Oranco, Inc.
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

       Re:    Oranco, Inc.
              Amendment No. 2 to Current Report on Form 8-K
              Filed October 4, 2018
              Amendment to Annual Report on Form 10-K
              Filed October 26, 2018
              File No. 000-28181

Dear Mr. Yang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2018 letter.

Amendment to Form 10-K for Fiscal Year Ended June 30, 2018

Consolidated Statements of Cash Flows, page F-6

1. We note your response to comment 3 and revisions made to the statements of cash flows included in Amendment No. 3 to Form 8-K. Please further revise your statements of cash flows for fiscal years ended June 30, 2018 and June 30, 2017 included in your Form 10-K to reclassify your payments to acquire additional non-controlling interest in Fenyang
       Jinqiang Wine Co., Ltd as financing activities.
 Peng Yang
Oranco, Inc.
November 2, 2018
Page 2

        You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at
(202)551-3269 or Pamela Howell at (202) 551-3357 with any other questions

                                                        Sincerely,

                                                        /s/ Pamela Howell
                                                        for

                                                        John Reynolds
                                                        Assistant Director
                                                        Office of Beverages,
                                                        Apparel and Mining

cc:    George Du, Esq.
       Hunter Taubman Fischer & Li, LLC